Exhibit 99.1

For Immediate Release

Federal Court of Appeal Upholds Order to Quash

Former Environment Minister’s Decision

Oakville, Ontario, July 20, 2005 - Bennett Environmental Inc. is pleased to announce that the Federal Court of Appeal has upheld Federal Court Judge Harrington’s order to quash the decision by the former Environment Minister, the Hon. David Anderson, to form a panel to review Bennett Environmental’s thermal oxidizer in Belledune, New Brunswick.

Al Bulckaert, President and CEO of Bennett Environmental Inc. said “the Company is very pleased that the Court has upheld this decision”.

The subject of the decision is the facility in Belledune, New Brunswick which arose as a result of the public’s concerns regarding whether there were likely to be any transboundary environmental effects as a result of the operation of the facility. A study group of federal officials had previously concluded that any such effects were unlikely.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Michael McSweeney, Vice President of Environmental Affairs & Government Relations at the Oakville office at (905) 339-1540.

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Press Release	PR 175 - 2005 07 20